

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Glenn Fogel
Director, Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk, CT 06854

   Re: Booking Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2018
     Filed February 27, 2019
     File No. 001-36691

Dear Mr. Fogel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services